SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 26, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated September 26, 2008 announcing the repurchase of a nominal value of US$ 850,000 of its 8.50% Notes Due 2017, Series 2.

Buenos Aires, September 26, 2008

To the
Comisión Nacional de Valores
25 de mayo 175, 3rd Floor
Buenos Aires

Re.: Banco Macro S.A. Reports Relevant Event in Compliance with Section 2, Chapter XXI of Book 6 of the Rules of the Comisión Nacional de Valores.

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the "Bank") and in compliance with Section 2, Chapter XXI of Book 6 of CNV General Resolution Number 368 (as consolidated in 2001), I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Bank has repurchased a nominal value of US$ 850,000 of its 8.50% Notes Due 2017, Series 2, issued under its global medium-term note program for the issuance of notes in one or more series of up to an aggregate principal amount of US$700,000,000.

In case of any doubt or inquiry, please contact me.

Sincerely,

/s/ Jorge F. Scarinci
Jorge F. Scarinci
Attorney-In-Fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MACRO BANK INC.

Date: September 26, 2008	By: /s/
Name: Roberto Eilbaum Title: Director